FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of July, 2020

Commission File Number: 001-15002

ICICI Bank Limited

(Translation of registrant’s name into English)

ICICI Bank Towers,

Bandra-Kurla Complex

Mumbai, India 400 051

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F X	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes	No X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes	No X

Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b)

under the Securities Exchange Act of 1934:

Yes	No X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g 3-2(b): Not Applicable

Table of Contents

Item

1.	Notice of Annual General Meeting
2.	Legend attached to the Notice sent to ADS holders

Item 1

NOTICE

Annual Report 2019-20

NOTICE

NOTICE is hereby given that the Twenty-Sixth Annual General Meeting of the Members of ICICI Bank Limited (the Bank/Company) will be held through Video Conferencing/Other Audio Visual Means (VC/OAVM) on Friday, August 14, 2020 at 3:30 p.m. IST to transact the following business:

ORDINARY BUSINESS

1.	To receive, consider and adopt the standalone and consolidated financial statements for the financial year ended March 31, 2020 together with the Reports of the Directors and the Auditors thereon.

2.	To appoint a director in place of Ms. Vishakha Mulye (DIN: 00203578), who retires by rotation and, being eligible, offers herself for re-appointment.

3.	To consider and, if thought fit, to pass, the following Resolution as an Ordinary Resolution:

RESOLVED THAT pursuant to the provisions of Sections 139-142 and other applicable provisions, if any, of the Companies Act, 2013 read with the Companies (Audit and Auditors) Rules, 2014, as may be applicable, the provisions of the Banking Regulation Act, 1949 and pursuant to the approval granted by Reserve Bank of India, M/s Walker Chandiok & Co LLP, Chartered Accountants (Registration No. 001076N/ N500013) be re-appointed as statutory auditors of the Company, to hold office from the conclusion of this Meeting till the conclusion of the Twenty- Seventh Annual General Meeting of the Company for a remuneration of 42.0 million, plus out-of-pocket expenses up to a maximum of 3.0 million and goods and services tax and such other tax(es) as may be applicable for the year ending March 31, 2021.

4.	To consider and, if thought fit, to pass, the following Resolution as an Ordinary Resolution:

RESOLVED THAT pursuant to the provisions of Section 143(8) and other applicable provisions, if any, of the Companies Act, 2013, read with the underlying rules viz. Companies (Audit and Auditors) Rules, 2014 as may be applicable, the Banking Regulation Act, 1949 (including any statutory modification(s) or re-enactment(s) thereof) and subject to such regulatory approvals as may be required, the Board of Directors of the Company be and is hereby authorised to appoint branch auditors, as and when required, in consultation with the statutory auditors, to audit the accounts in respect of the

Bank’s branches/offices in or outside India and to fix their terms and conditions of appointment and remuneration, based on the recommendation of the Audit Committee, plus such other tax(es), as may be applicable, and reimbursement of all out-of-pocket expenses in connection with the audit of the accounts of the branches/offices in or outside India for the year ending March 31, 2021.

SPECIAL BUSINESS

5.	To consider and, if thought fit, to pass, the following Resolution as an Ordinary Resolution:

RESOLVED THAT pursuant to the applicable provisions of the Companies Act, 2013 (the Act) and the rules made thereunder, the Banking Regulation Act, 1949 (including any statutory modification(s) or re-enactment(s) thereof for the time being in force) and subject to the approval of Reserve Bank of India (RBI), Ms. Vishakha Mulye (DIN: 00203578), be and is hereby re-appointed as a Wholetime Director (designated as Executive Director) of the Bank, liable to retire by rotation, for a period of five years effective from January 19, 2021 till January 18, 2026.

RESOLVED FURTHER THAT Ms. Mulye be re-appointed with no further increase in remuneration and based on the existing terms and conditions, previously approved by RBI and Members:

Salary:

2,038,920 per month

Perquisites:

Perquisites (evaluated as per Income-tax Rules, wherever applicable, and at actual cost to the Bank in other cases) such as the benefit of the Bank’s furnished accommodation, gas, electricity, water and furnishings, club fees, personal insurance, use of car and telephone at residence or reimbursement of expenses in lieu thereof, payment of income-tax on perquisites by the Bank to the extent permissible under the Income-tax Act, 1961 and rules framed thereunder, medical reimbursement, leave and leave travel concession, education benefits, provident fund, superannuation fund, gratuity and other retirement benefits, in accordance with the scheme(s) and rule(s) applicable from time to time to retired wholetime Directors of the Bank or the members of the staff. In line with the staff loan policy applicable to specified grades of employees who fulfill prescribed eligibility criteria to avail loans for purchase of residential property, the wholetime Directors are also eligible for housing loans subject to the approval of RBI.

Annual Report 2019-20

NOTICE

Supplementary Allowance:

1,448,397 per month

Bonus:

An amount up to the maximum limit permitted under the RBI guidelines or any modifications thereof, as may be determined by the Board or any Committee thereof,based on achievement of such performance parameters as may be laid down by the Board or any Committee thereof, and subject to the approval of RBI and other approvals as may be necessary.

Stock Options:

Stock options as may be granted by the Board Governance, Remuneration & Nomination Committee from time to time subject to the approval of RBI.

RESOLVED FURTHER THAT the Board or any Committee thereof, be and is hereby authorised to decide the remuneration payable to Ms. Mulye and her designation during her tenure as Wholetime Director of the Company, subject to the approval of Members and RBI,where applicable,from time to time.

RESOLVED FURTHER THAT in the event of absence or inadequacy of net profit in any financial year, the remuneration payable to Ms. Mulye shall be governed by Section II of Part II of Schedule V of the Act and rules made thereunder,as amended from time to time.

RESOLVED FURTHER THAT the Board (also deemed to include any Committee of the Board) be and is hereby authorised to do all such acts,deeds,matters and things including the power to settle all questions or difficulties that may arise with regard to the aforesaid resolution as it may deem fit and to execute any agreements, documents, instructions, etc. as may be necessary or desirable in connection with or incidental to give effect to the aforesaid resolution.

6.	To consider and, if thought fit,to pass, the following Resolution as a Special Resolution:

RESOLVED THAT pursuant to the provisions of Sections 149, 150, 152, 160, read with Schedule IV and all other applicable provisions of the Companies Act, 2013 and the Companies (Appointment and Qualification of Directors) Rules, 2014, and the

Securities and Exchange Board of India (Listing Obligations and Disclosure Requirements) Regulations, 2015 and other applicable provisions of the Banking Regulation Act, 1949 (including any statutory modification (s) or re-enactment(s) thereof for the time being in force) and the rules, circulars and guidelines issued by the Reserve Bank of India from time to time, Mr. Girish Chandra Chaturvedi (DIN: 00110996), who was appointed at the Twenty-Fourth Annual General Meeting as an Independent Director of the Bank up to June 30, 2021 and who is eligible for being re-appointed as an Independent Director and in respect of whom the Bank has received a notice in writing from a Member proposing his candidature for the office of Director, be and is hereby re-appointed as an Independent Director of the Bank, not liable to retire by rotation, for a period of three years effective from July 1, 2021 till June 30,2024.

7.	To consider and, if thought fit, to pass,the following Resolution as an Ordinary Resolution:

RESOLVED THAT pursuant to the applicable provisions of the Companies Act, 2013 and the rules made thereunder, the Banking Regulation Act, 1949 (including any statutory modification(s) or re-enactment(s) thereof for the time being in force) and subject to the approval of the Reserve Bank of India (RBI), Mr. Girish Chandra Chaturvedi (DIN: 00110996) be and is hereby re-appointed as Non-Executive (part-time) Chairman of the Bank for a period of three years effective from July 1,2021 till June 30,2024 on the existing remuneration of 3,500,000 per annum previously approved by RBI and Members.

RESOLVED FURTHER THAT Mr. Chaturvedi also be entitled to payment of sitting fees, maintenance of a Chairman's office at the Bank's expense, free use of Bank's car for official purposes, bearing of expenses by the Bank for travel on official visits and participation in various forums (both in India and abroad) as Chairman of the Bank and bearing of travel/ halting/ other expenses & allowances by the Bank for attending to his duties as Chairman of the Bank.

RESOLVED FURTHER THAT the Board (also deemed to include any Committee of the Board) be and is hereby authorised to do all such acts, deeds,matters and things including the power to settle all questions or difficulties that may arise with regard to the said appointment as it may deem fit and to execute any agreements, documents, instructions, etc. as may be necessary or desirable in connection with or incidental to give effect to the aforesaid resolution.

Annual Report 2019-20

NOTICE

8.	To consider and, if thought fit,to pass,the following Resolution as a Special Resolution:

RESOLVED THAT pursuant to the provisions of Sections 12,13 and all other applicable provisions, if any, of the Companies Act, 2013 read with Rule 30 of the Companies (Incorporation) Rules,2014,(including any statutory amendment(s) or modification(s), or re-enactment(s) thereof for the time being in force), the rules, circulars and guidelines issued by Reserve Bank of India (RBI) from time to time, and pursuant to the approval granted by RBI, subject to the approval of Central Government (power delegated to Regional Director) and/or such regulatory approvals/ permission/sanctions as may be necessary or required under any law for the time being in force, consent of the Members be and is hereby accorded for shifting the Registered Office of the Company from the State of Gujarat to the State of Maharashtra and that Clause II of the Memorandum of Association of the Company be substituted with the following Clause:

II.	The Registered Office of the Company will be situated in the State of Maharashtra.

RESOLVED FURTHER THAT the Board of Directors of the Bank (also deemed to include any Committee of the Board) be authorised to appoint counsels/consultant and advisors, file applications/petitions, issue notices,advertisements,obtain orders for shifting of Registered Office from the concerned authorities and to take such steps as may be necessary including the delegation of all or any of its powers herein conferred to any Director(s), the Company Secretary or any other officer(s) of the Bank for obtaining approvals, statutory, contractual or otherwise, in relation to the above and to do all acts, deeds, matters and things that may be necessary,proper,expedient or incidental for the purpose of giving effect to this resolution.

NOTES:

The relevant Explanatory Statement pursuant to Section 102(1) of the Companies Act, 2013, in respect of Item Nos. 3,5 to 8 set out in the Notice is annexed hereto. The Board of Directors of the Company at its meeting held on May 9, 2020 have considered and decided to include the Item Nos. 5 to 8 given above as Special Business in the forthcoming Annual General Meeting (AGM) as they are unavoidable and are warranted due to their being time bound in nature.

a.	In view of the outbreak of the Covid-19 pandemic, social distancing is a norm to be followed and pursuant to the General Circular No. 14/2020 dated April 08, 2020, General Circular No.17/2020 dated April 13, 2020 issued by the Ministry of Corporate Affairs followed by General Circular No. 20/2020 dated May 05, 2020 (MCA Circulars), physical attendance of the Members to the AGM venue is not required and AGM be held through Video Conferencing/Other Audio Visual Means (VC/OAVM). In compliance of the above mentioned MCA Circulars, the AGM of the Bank will be held through VC/OAVM.

b.	Pursuant to the General Circular No. 14/2020 dated April 08, 2020, issued by the Ministry of Corporate Affairs, since the physical attendance of Members has been dispensed with, there is no requirement of appointment of proxies. Accordingly, the Proxy Form and Attendance Slip are not annexed to this Notice.

c.	Corporate Members intending to appoint their authorised representatives to participate in the AGM are requested to send a certified copy of the Board Resolution to the Company at iciciagm@icicibank.com.

d.	Annual Report 2019-20 and this Notice are being sent only through electronic mode to those Members whose email addresses are registered with the Company/Depository Participant(s). Members may note that the Annual Report 2019-20 and this Notice can also be accessed on the Company's website at (https://www.icicibank.com/aboutus/annuaI. page?#toptitle), website of the Stock Exchanges i.e. BSE Limited and National Stock Exchange of India Limited at www.bseindia.com and www.nseindia.com respectively and on the website of National Securities Depository Limited (NSDL) at www.evoting.nsdl.com.

Annual Report 2019-20

NOTICE

e.	Members holding shares in physical mode and who have not updated their email addresses with the Company are requested to update their email addresses by writing to the Company or 3i lnfotech Limited, Registrar and Share Transfer Agent (R & T Agent) at investor@icicibank.com along with the copy of signed request letter mentioning the name,address and folio number, self-attested copy of the PAN Card, copy of the share certificate (front and back) and self attested copy of any document (eg.: Aadhaar Card, Driving License, Election Identity Card, Passport). Members holding shares in dematerialised mode are requested to register/update their email addresses with the relevant Depository Participants.

f.	As the AGM will be held through VC/OAVM, the requirement of providing the Route Map and Landmark for the AGM venue does not apply.

INSTRUCTIONS FOR MEMBERS FOR ATTENDING THE AGM THROUGH VC/OAVM

g.	Members will be provided with a facility to attend the AGM through VC/OAVM or view the live webcast of the AGM through the NSDL e-voting system. Members may access the same at https:/www.evoting.nsdl.com under shareholders/ members login by using the remote e-voting credentials. The link for VC/OAVM will be available in shareholder/ members login where the EVEN of Company will be displayed. Please note that the members who do not have the User ID and Password for e-voting or have forgotten the User ID and Password may retrieve the same by following the remote e-voting instructions mentioned in this Notice to avoid last minute rush. Further, Members can also use the OTP based login for logging into the e-voting system of NSDL.

h.	The Members can join the AGM in the VC/OAVM mode 30 minutes before the scheduled time of the commencement of the Meeting by following the procedure mentioned in this Notice.

i.	Members are encouraged to join the Meeting through Laptops for better experience.

j.	Members will be required to allow camera and use internet with a good speed to avoid any disturbance during the meeting.

k.	Please note that participants connecting from Mobile Devices or Tablets or through Laptop connecting via Mobile Hotspot may experience Audio/Video loss due to fluctuation in their respective network. It is therefore recommended to use stable Wi-Fi or LAN Connection to mitigate any kind of aforesaid glitches.

I.	Members who need assistance before or during the AGM with use of technology may contact Mr. Anubhav Saxena, Assistant Manager, National Securities Depository Limited, at AnubhavS@nsdl.co.in or at telephone no.: +91-22-2499 4835 or call on toll free no.: 1800-222-990.

m.	The attendance of the Members attending the AGM through VC/OAVM will be counted for the purpose of reckoning the quorum under Section 103 of the Companies Act, 2013.

PROCESS TO EXPRESS VIEWS/SEEK CLARIFICATIONS

n.	As the AGM is being conducted through VC/OAVM, for the smooth conduct of proceedings of the AGM, Members are encouraged to send their queries in advance mentioning their name, demat account number/folio number, mobile number at iciciagm@icicibank.com before 5.00 p.m. IST on Wednesday, August 12,2020.

o.	Members who would like to express their views or ask questions during the AGM may register themselves as a speaker by sending email at iciciagm@icicibank.com mentioning their name, demat account number/ folio number,mobile number between 9.00 a.m. IST on Monday, August 10, 2020 and 5.00 p.m. IST on Wednesday, August 12, 2020. Those Members who have registered themselves as a speaker will only be allowed to express their views/ask questions during the AGM. The Company reserves the right to restrict the number of speakers depending on the availability of time for the AGM.

INSTRUCTIONS FOR REMOTE E-VOTING

p.

Pursuant to the provisions of Section 108 of the Companies Act, 2013 read with Rule 20 of the Companies (Management and Administration) Rules, 2014 (as amended) and Regulation 44 of the SEBI (Listing Obligations & Disclosure Requirements) Regulations 2015 (as amended) and MCA Circulars, the Company is pleased to provide Members the facility to exercise their right to vote at the Twenty-Sixth AGM by electronic means. The Company has appointed NSDL for facilitating voting through electronic means, as the authorized agency.

The facility of casting votes by a Member using remote e-voting as well as e-voting during the AGM will be provided by NSDL.

Annual Report 2019-20

NOTICE

q.	A person whose name is recorded in the Register of Members or in the Register of Beneficial Owners maintained by the Depositories as on the cut-off date i.e. Friday, August 7, 2020 only shall be entitled to avaiI the facility of remote e-voting as well as e-voting during the AGM. The voting rights of Members shall be in proportion to their shares in the total paid-up equity share capital of the Bank as on the cut-off date i.e. Friday, August 7, 2020 subject to the provisions of the Banking Regulation Act, 1949, as amended.

r.	A person who is not a Member as on the cut-off date should treat this Notice for information purpose only.

s.	The Members attending the AGM who have not already cast their votes through remote e-voting shall be able to exercise their voting rights during the AGM.

t.	The Members who have cast their votes through remote e-voting prior to the AGM may also attend the AGM but shall not be entitled to cast their votes again.

u.	The remote e-voting period commences on Tuesday, August 11, 2020 (9:00 a.m. IST) and ends on Thursday, August 13, 2020 (5:00 p.m. IST). During this period, Members of the Bank, holding shares either in physical form or in dematerialised form,as on the cut-off date of Friday, August 7, 2020 may cast their vote electronically. The remote e-voting module shall be disabled by NSDL for voting thereafter. Once the vote on a resolution is cast by the Member, the Member shall not be allowed to change it subsequently.

v.	The instructions for remote e-voting are as under:

Step 1 :  Log-in to NSDL e-Voting system at

www.evoting.nsdl.com

Step 2:  Cast your vote electronically on NSDL

e-Voting system.

Details on Step 1 are mentioned below:

How to Log-in to NSDL e-Voting website?

1.	Visit the e-Voting website of NSDL. Open web browser by typing the following URL: www.evoting.nsdl.com either on a Personal Computer or on a mobile.

2.	Once the home page of e-Voting system is launched, click on the icon "Login" which is avai!able under 'Shareholders' section.

3.	A new screen will open. You will have to enter your User ID, your Password and a Verification Code as shown on the screen. Alternatively, if you are registered for NSDL eservices i.e. IDEAS, you can log-in at https://eservices.nsdl.com/ with your existing IDEAS login. Once you log-in to NSDL eservices after using your log-in credentials, click on e-Voting and you can proceed to Step 2 i.e. Cast your vote electronically.

4.	Your User ID details are given below:

Manner of holding shares i.e. Demat (NSDL or CDSL) or Physical	Your User ID is:
a) For Members who hold shares in demat account with NSDL	8 Character DP ID followed by 8 Digit Client ID For example,if your DP ID is IN300*** and Client ID is 12****** then your user ID is IN300***12******
b) For Members who hold shares in demat account with CDSL	16 Digit Beneficiary ID For example,if your Beneficiary ID is 12************** then your user ID is 12**************
c) For Members holding shares in Physical Form	EVEN Number followed by Folio Number registered with the company For example,if folio number is 001***and EVEN is 113127 then user ID is 113127001***

5.	Your password details are given below:

a)	If you are already registered for e-Voting, then you can use your existing password to login and cast your vote.

Annual Report 2019-20

NOTICE

b)	If you are using NSDL e-Voting system for the first time, you will need to retrieve the 'initial password' which was communicated to you. Once you retrieve your 'initial password', you need to enter the 'initial password' and the system will force you to change your password.

c)	How to retrieve your 'initial password'?

(i)	If your email ID is registered in your demat account or with the company, your 'initial password' is communicated to you on your email ID. Trace the email sent to you from NSDL from your mailbox. Open the email and open the attachment i.e. a .pdf file. The password to open the .pdf file is your 8 digit client ID for NSDL account, last 8 digits of client ID for CDSL account or folio number for shares held in physical form. The .pdf file contains your 'User ID' and your 'initial password'.

(ii)	lf your email ID is not registered, please follow instructions mentioned below.

6.	If you are unable to retrieve or have not received the 'intial password' or have forgotten your password:

a)	Click on "Forgot User Details/Password?" (If you are holding shares in your demat account with NSDL or CDSL) option available on www.evoting.nsdl.com.

b)	"Physical User Reset Password?" (If you are holding shares in physical mode) option available on www.evoting.nsdl.com.

c)	If you are still unable to get the password by aforesaid two options, you can send a request at evoting@nsdl.co.in mentioning your demat account number/folio number, your PAN, your name and your registered address.

d)	Members can also use the OTP (One Time Password) based login for casting the votes on the e-Voting system of NSDL.

7.	After entering your password, tick on Agree to "Terms and Conditions" by selecting on the check box.

8.	Now,you will have to click on "Login" button.

9.	After you click on the "Login" button,Home page of e-Voting will open.

Details on Step 2 are given below:

How to cast your vote electronically on NSDL e-Voting system?

1.	After successful login at Step 1, you will be able to see the Home page of e-Voting. Click on e-Voting. Then,click on Active Voting Cycles.

2.	After click on Active Voting Cycles, you will be able to see all the companies "EVEN" in which you are holding shares and whose voting cycle is in active status.

3.	Select "EVEN" of Company.

4.	Now you are ready for e-Voting as the Voting page opens.

5.	Cast your vote by selecting appropriate options i.e. assent or dissent, verify/modify the number of shares for which you wish to cast your vote and click on "Submit" and also "Confirm" when prompted.

6.	Upon confirmation, the message "Vote cast successfully" will be displayed.

7.	You can also take the printout of the vote cast by you by clicking on the print option on the confirmation page.

8.	Once you confirm your vote on the resolution, you will not be allowed to modify your vote.

INSTRUCTIONS FOR E-VOTING DURING THE AGM

w.	The procedure for e-Voting during the AGM is same as the instructions mentioned above for remote e-voting.

x.	Members who have not cast their votes on the resolutions through remote e-Voting and are otherwise not barred from doing so, shall be eligible to vote through e-voting system during the AGM.

y.	Members who have voted through remote e-voting will be eligible to attend the AGM. However,they will not be eligible to vote during the AGM.

Annual Report 2019-20

NOTICE

DIVIDEND AND TRANSFER TO INVESTOR EDUCATION & PROTECTION FUND RELATED INFORMATION

z.	The Reserve Bank of India through its circular 'Declaration of dividends by banks (Revised)' dated April 17, 2020, has directed that banks shall not make any further dividend payouts from the profits pertaining to fiscal 2020 until further instructions. Accordingly, the Board of Directors has not recommended any dividend for fiscaI 2020.

aa.	Pursuant to the provisions of Sections 124 and 125 of the Companies Act, 2013, the amounts of dividend remaining unpaid or unclaimed for a period of seven years from the date of its transfer to the Unpaid Dividend Accounts of the Company are required to be transferred to the Investor Education and Protection Fund (IEPF) established by the Central Government. Accordingly, the unclaimed dividend for the financial year ended March 31, 2012 was transferred to the IEPF during financial year ended 2020. Further, as per the provisions of Section 124(6) of the Companies Act, 2013 read with the Investor Education & Protection Fund Authority (Accounting, Audit, Transfer & Refund) Rules, 2016, the equity shares in respect of which the dividend has not been claimed for seven consecutive years have been transferred by the Company to the designated demat account of the IEPF Authority.

bb.	The unclaimed dividend for the financial year ended March 31, 2013 would accordingly be transferred to the IEPF in August 2020. The corresponding shares along with the unclaimed dividend would also be transferred to the demat account of the IEPF Authority. Members who have not yet encashed their dividend warrant(s) for the financial year ended March 31, 2014 and subsequent years are requested to submit their claims to the R&T Agent of the Company without any delay.

VOTING RESULTS & SCRUTINIZER RELATED INFORMATION

cc.	Mr.Alwyn D'Souza of Alwyn D'Souza & Co.,Practising Company Secretaries has been appointed as the Scrutinizer to scrutinize the remote e-voting process as well as the e-voting process during the AGM in a fair and transparent manner.

dd.	The Scrutinizer shall make a consolidated scrutinizer's report of the total votes cast in favour or against, if any, to the Chairman or a person authorised by him in writing, who shall countersign the same. The Chairman or a person authorised by him shall declare the results of the voting forthwith.

ee.	The Results declared alongwith the Scrutinizer's Report shall be displayed at the Registered Office as well as the Corporate Office of the Company and uploaded on the Company's website www.icicibank.com as well as on the website of NSDL at www.evoting.nsdl.com. The Results shall also be simultaneously forwarded to the Stock Exchanges.

GENERAL INFORMATION/GUIDELINES FOR SHAREHOLDERS

ff.	All the documents referred to in the accompanying Notice and Explanatory Statements,shall be available for inspection through electronic mode, basis the request being sent to iciciagm@icicibank.com.

gg.	During the AGM, the relevant statutory registers and documents shall be available for inspection upon login at NSDL e-voting system at https:www.evoting.nsdl.com.

hh.	Institutional shareholders (i.e. other than individuals, HUF, NRI etc.) are required to send scanned copy (PDF/JPG Format) of the relevant Board Resolution/Authority letter etc. with attested specimen signature of the duly authorised signatory(ies) who are authorised to vote, to the Scrutinizer by e-mail to alwyn.co@gmail.com with a copy marked to evoting@nsdl.co.in.

ii.	Any person, who acquires shares of the Company and becomes Member of the Company after the date of sending of this Notice and holds shares as on the cut-off date i.e. Friday,August 7, 2020 can cast the vote by following the instructions as mentioned in this Notice.

jj.	The required details in terms of Regulation 36(3) of the Securities and Exchange Board of India (Listing Obligations and Disclosure Requirements) Regulations, 2015 and Secretarial Standard on General Meetings is provided in Annexure I to this Notice.

Annual Report 2019-20

NOTICE

kk.	As per the SEBI mandate, securities of listed companies can be transferred only in dematerialised form with effect from April 1, 2019. In view of this and to eliminate all risks associated with physical shares and for ease of portfolio management, Members holding shares in physical form are requested to consider converting their holdings to dematerialized form. Members can contact the Company or R & T Agent for assistance in this regard.

II.	Members holding shares in dematerialised form are requested to intimate any change in their address or bank account details (including 9 digit MICR no. and 11 digit IFSC code no.) to their respective Depository Participants with whom they are maintaining demat accounts.

mm.	Members holding shares in physical form are requested to send a communication duly signed by all the holder(s) intimating about the change of address or bank account details (including 9 digit MICR no. and 11 digit IFSC code no.) to R & T Agent of the Bank along with the self-attested copy of their PAN Card(s), copy of the share certificate (front and back), cancelled Cheque leaf and the self-attested copy of the supporting documents (e.g.: Aadhaar Card, Driving License, Election Identity Card, Passport) evidencing change in address.

nn.	Members holding shares in physical form,in identical order of names,in more than one folio are requested to send to the Company or R & T Agent, the details of such folios together with the share certificates for consolidating their holdings in one folio. A consolidated share certificate will be issued to such Members after making requisite changes.

oo.	Members can avail the facility of nomination in respect of shares held by them in physical form pursuant to the provisions of Section 72 of the Companies Act, 2013. Members desiring to avail this facility may send their nomination in the prescribed Form No. SH-13 duly filled, to R & T Agent of the Company. Members holding shares in electronic form may contact their respective Depository Participants for availing this facility.

pp.	It is strongly recommended not to share your password with any other person and take utmost care to keep your password confidential. Login to the e-voting website will be disabled upon five unsuccessful attempts to key in the correct password. In such an event, you will need to go through the "Forgot User Details/Password?" or "Physical User Reset Password?" option available on www.evoting.nsdl.com to reset the password.

qq.	In case of any queries or issues or grievances pertaining to e-voting, Members may refer to Help/ FAQ's section available at www.evoting.nsdl.com or call on toll free no.: 1800-222-990 or send a request at evoting@nsdl.co.in or contact Mr. Amit Vishal, Senior Manager or Ms. Pallavi Mhatre, Manager, National Securities Depository Limited, Trade World, ‘A’ Wing, 4th Floor, Kamala Mills Compound, Senapati Bapat Marg, Lower Parel,Mumbai 400 013, at the designated email IDs: AmitV@nsdl.co.in or pallavid@nsdl.co.in or at telephone nos.: +91-22-2499 4545/ +91-22-2499 4360. Alternatively, Members may also write to the Company Secretary of the Bank at the email ID: investor@icicibank.com or contact at telephone no.: +91-22-2653 8900.

By Order of the Board

Ranganath Athreya

Company Secretary

ACS: 7356

Mumbai,May 9,2020

CIN: L65190GJ1994PLC021012

Website: www.icicibank.com

E-mail: investor@icicibank.com

Registered Office: ICICI Bank Tower Near Chakli Circle Old Padra Road Vadodara 390 007 Phone: 0265-6722239	Corporate Office: ICICI Bank Towers Bandra-Kurla Complex Mumbai 400 051 Phone: 022-26538900 Fax: 022-26531230

Annual Report 2019-20

NOTICE

EXPLANATORY STATEMENT UNDER SECTION 102(1) OF THE COMPANIES ACT, 2013

Item No. 3

M/s Walker Chandiok & Co LLP, Chartered Accountants (Registration No. 001076N/N500013) were re-appointed as Statutory Auditors of the Bank at the Twenty-Fifth Annual General Meeting (AGM) from the conclusion of that AGM till the conclusion of the Twenty-Sixth AGM of the Bank in line with the approval received from Reserve Bank of India (RBI).

It is now proposed to re-appoint M/s Walker Chandiok & Co LLP, Chartered Accountants (Registration No. 001076N/N500013), as Statutory Auditors of the Bank from the conclusion of this AGM till the conclusion of the Twenty-Seventh AGM of the Bank. As per the requirement of the Companies Act,2013 (the Act), M/s Walker Chandiok & Co LLP, Chartered Accountants have confirmed that the appointment, if made, would be within the limits specified under Section 141(3)(g) of the Act and they are not disqualified to be appointed as statutory auditors in terms of proviso to Section 139(1) and Sections 141(2) and 141(3) of the Act and the provisions of the Companies (Audit and Auditors) Rules, 2014.

Their re-appointment has been approved by RBI for a further period of one year and pursuant to the requirements of RBI guidelines, their appointment is required to be approved on an annual basis. Hence their re-appointment is presently proposed from the conclusion of this AGM till the conclusion of the Twenty-Seventh AGM and thereafter would be placed for approval of the Members on an annual basis subject to the approval of the RBI up to the conclusion of the Twenty-Eighth AGM.

The terms of appointment of Walker Chandiok & Co LLP, Chartered Accountants, cover statutory audit of standalone financial statements and consolidated financial statements in accordance with the Act,financial results in accordance with SEBI (Listing Obligations and Disclosure Requirements) Regulations, 2015, Long Form Audit Report (LFAR) for the year ending March 31, 2021 and other verification and certification requirements as per various regulatory guidelines.

The audit fee payable to Walker Chandiok & Co LLP, Chartered Accountants, amounts to ₹ 42.0 million, plus reimbursement of out-of-pocket expenses up to a maximum of ₹ 3.0 million and goods and services tax and such other tax(es) as may be applicable.

The Board recommends the Resolution at Item No. 3 of the accompanying Notice for approval of the Members of the Bank.

None of the Directors, Key Managerial Personnel of the Bank and their relatives are in any way concerned or interested, financially or otherwise in the passing of the Resolution at Item No. 3 of the accompanying Notice.

The copy of the approval granted by RBI will be made available for inspection in electronic mode.

Item No. 5

The Members of the Company vide Resolution passed through postal ballot on April 22, 2016 approved the appointment of Ms. Vishakha Mulye as a Wholetime Director (designated as Executive Director) of the Bank for a period of five years effective from January 19, 2016 to January 18, 2021. The Reserve Bank of India (RBI) have also approved appointment of Ms. Vishakha Mulye as Executive Director up to January 18, 2021.

As the term approved by the Members as well as RBI for Ms. Vishakha Mulye would conclude on January 18, 2021 which would be before the convening of the AGM in the year 2021, the Board at its Meeting held on May 9, 2020 based on the recommendation of the Board Governance, Remuneration & Nomination Committee (the Committee) approved the re-appointment of Ms. Vishakha Mulye for a further period of five years effective from January 19, 2021 to January 18, 2026 subject to approval of Members and RBI. The re-appointment at the ensuing AGM is being proposed at the existing terms and conditions as approved by the Members on August 9, 2019 and by RBI on December 4, 2019. There is no increase being proposed in her current remuneration from previously approved levels.

Given the unprecedented challenge posed by Covid-19, Ms. Mulye voluntarily opted for a 10% salary reduction effective May 1, 2020 in the basic salary, retirals and supplementary allowances for FY2021. The Committee accepted and recorded that for the purposes of saIary increase, if any, for the FY2022 i.e. period starting April 2021- March 2022, the salary for FY2020 would be considered as a base and not the reduced salaries volunteered. Further for calculation of variable pay, if any, for the FY2021, the remuneration for FY2021 will be retained at the previous year level. The Committee accepted the proposal of basic salary, retirals and supplementary allowances for FY2020 to be considered for the purpose of determining variable pay (including stock option grants), if any, for FY2021 given that the guidelines issued by the RBI on compensation for wholetime Directors I CEO I Material risk takers and control function staff dated November 4, 2019, and the Compensation Policy of the Bank duly aligned to the same,mandate that the total variable pay be limited to a maximum of 300% of the fixed pay. The same was further approved by the Board of Directors.

Annual Report 2019-20

NOTICE

The Board was of the view that the vast experience of Ms. Vishakha Mulye across the Bank's businesses and functions would be invaluable in providing stability while at the same time charting the Bank's future strategic course in the emerging environment.

Ms. Mulye is not disqualified from being appointed as a Director, in terms of Section 164 of the Companies Act, 2013 ("the Act") and has given her consent to act as a Director of the Bank.

In terms of Section 160 of the Act, the Company has received notice in writing from a Member signifying the intention to propose the candidature of Ms. Mulye for the office of director on conclusion of her term on January 18, 2021.

The required details in terms of Regulation 36(3) of the Securities and Exchange Board of India (Listing Obligations and Disclosure Requirements) Regulations, 2015 and Secretarial Standard on General Meetings is provided in Annexure I to this Notice.

The Board recommends the Resolution at Item No. 5 of the accompanying Notice for approval of the Members of the Bank.

None of the Directors, Key Managerial Personnel of the Bank and their relatives other than Ms. Mulye and her relatives are concerned or interested, financially or otherwise,in the passing of this resolution.

The terms and conditions relating to the re-appointment of Ms. Mulye would be available for inspection in electronic mode.

Item Nos. 6 and 7

The Members of the Company vide Resolution passed at the Annual General Meeting held on September 12, 2018 approved the appointment of Mr. Girish Chandra Chaturvedi as an Independent Director for the period of three years effective from July 1, 2018 till June 30, 2021. The Reserve Bank of India (RBI) has approved the appointment of Mr. Chaturvedi as Non-Executive (part-time) Chairman for a period from the date of its approval i.e. July 17, 2018 till June 30, 2021. The Members of the Company vide Resolution passed at the AGM held on September 12, 2018 approved the appointment of Mr. Chaturvedi as an Independent Non-Executive (part-time) Chairman of the Bank effective July 17, 2018 till June 30,2021.

Mr. Chaturvedi was appointed based on his specialisation in Banking, Economics, Business Management and Agriculture Sector and considering the requirements of the composition of the Board and the areas of expertise prescribed for Directors under the Banking Regulation Act, 1949.

As the tenure of Mr. Chaturvedi approved by the Members as well as RBI would conclude before the AGM in 2021, the Board at its Meeting held on May 9, 2020 based on the performance evaluation and as per the recommendation of the Board Governance, Remuneration & Nomination Committee approved the re-appointment of Mr. Chaturvedi as an Independent Director and Non-Executive (part-time) Chairman of the Bank for a further period of three years effective from July 1, 2021 till June 30, 2024. With regard to the remuneration payable to the Chairman,no increase is proposed and the remuneration is retained at the existing level as previously approved by the Members and RBI.

Considering his contribution to the growth and development of the Bank the Board felt it imperative that the benefit of his expert guidance continue to be available to the executive management as well as to the Board in terms of strategic leadership and governance.

Mr. Chaturvedi is not disqualified from being appointed as a Director, in terms of Section 164 of the Companies Act, 2013 (the Act) and has given his consent to act as a Director of the Bank.

In the opinion of the Board and based on the declarations submitted by him, Mr. Chaturvedi is considered a person of integrity, has the necessary knowledge, experience and expertise for being re-appointed as an Independent Director and Non-Executive (part-time) Chairman.

In terms of Section 160 of the Act, the Company has received a notice in writing from a Member signifying the intention to propose the candidature of Mr. Chaturvedi for the office of director on conclusion of his term on June 30, 2021.

The remuneration payable to the part-time Non-Executive Chairman is governed by the provisions of the Banking Regulation Act, 1949, RBI guidelines issued from time to time and the Act and related rules to the extent it is not inconsistent with the provisions of the Banking Regulation Act, 1949/RBI guidelines.

Annual Report 2019-20

NOTICE

The required details in terms of Regulation 36(3) of the Securities and Exchange Board of India (Listing Obligations and Disclosure Requirements) Regulations, 2015 and Secretarial Standard on General Meetings is provided in Annexure I to this Notice.

The Board recommends the Resolutions at Item Nos. 6 and 7 of the accompanying Notice for approval of the Members of the Bank.

None of the Directors, Key Managerial Personnel of the Bank and their relatives other than Mr. Chaturvedi and his relatives are concerned or interested, financially or otherwise,in the passing of these resolutions.

The terms and conditions relating to the re-appointment of Mr. Chaturvedi would be available for inspection in electronic mode.

Item No. 8

The original decision to establish the Registered Office of the Bank in the State of Gujarat (Vadodara) was pursuant to Reserve Bank of India (RBI) norms of licensing then prevailing. On December 12, 2019 the Bank had requested the RBI to grant approval for shifting of the Registered Office from the State of Gujarat to State of Maharashtra and No Objection under Section 49C of the Banking Regulation Act,1949 for alteration of the Memorandum of Association of the Bank. Based on the application made, the Reserve Bank of India being the principal regulatory authority, has granted its No Objection to the proposal to shift the Registered Office of the Bank vide its letter No. DOR.PSBD No. 8060 /16.01.128/2020-21 dated April 23, 2020, subject to compliance with the guidelines, directions and statutory provisions as applicable in this regard.

The Board of Directors at their Meeting held on May 9, 2020 after duly recording the above communication from RBI also recorded that the shifting of the registered office from the State of Gujarat to the State of Maharashtra will provide administrative convenience and would also rationalise the Banking operations and is not in any manner detrimental to the interest of the pubIic, shareholders, creditors,employees,or other stakeholders in any manner whatsoever.

The Company's existing Registered Office is located at ICICI Bank Tower, Near Chakli Circle, Old Padra Road, Vadodara 390 007, Gujarat which is within the local limits of Gujarat. The Company proposes to shift the Registered Office to its Corporate Office at ICICI Bank Towers,Bandra Kurla Complex, Mumbai 400 051, Maharashtra which is within the local limits of Maharashtra.

The decision of the Board is well supported by the following facts:

•	The Key Managerial personnel and majority of the Senior Management personnel of the Bank function from the Corporate Office in Maharashtra and the meetings of the Board/Committees are also mostly held in Mumbai,Maharashtra.

•	The significant increase of shareholders across India becoming shareholders of the Bank due to the enabling nature of holding shares in dematerialised form as against concentration of shareholders when a larger proportion of shares were physically held. Presently 99.7% of shares of the Bank are held in electronic form. In terms of city with highest concentration of shareholders of the Bank, Mumbai city ranks the highest and the shareholder servicing also happens from Mumbai.

•	The advent of the Companies Act, 2013 and introduction of aspects such as electronic voting and now culminating in enabling provisions under regulation allowing participation of shareholders across India in meetings of the shareholders through the Audio Visual Mode. In 2019, the Bank had commenced webcast facility to enable the shareholders across India to view the proceedings of AGM. In the current year,on account of Covid-19 scenario and enabling MCA Circulars, the Bank is arranging for VC/OAVM for the shareholders to participate in the AGM.This enables the shareholders to participate in the AGM irrespective of his/her geographical presence.

•	Shareholder queries, clarifications and requests are now being electronically catered to and answered agnostic to shareholder location. Moreover, our 5284 branches across India are equipped to support the shareholders for any service related matter. For the shareholders based in Gujarat, 378 branches are operational where the shareholders may walk in and get assistance. In Vadodara City itself there are 27 branches where the shareholders can obtain assistance for any matter.

•	Corporate actions such as dividend payment and electronic credit and all aspects of shareholder servicing are also performed largely through electronic means.

Annual Report 2019-20

NOTICE

•

In sum every activity that could be performed by visiting the Registered Office is now being performed electronically and is now open to all shareholders across India, without having to necessarily visit the Registered Office for fulfilment.

Given the above, the shift would enhance administrative and operational efficiency significantly. Further, it is to noted that this shift of the registered office will not impact the nature of the business being conducted or the staff working in Gujarat.

The RBI has granted No Objection vide its letter dated April 23, 2020 for shifting of Registered Office of the Bank from the State of Gujarat to the State of Maharashtra. As per the provisions of Sections 12, 13 and other applicable provisions, if any, of the Companies Act, 2013 and rules made thereunder and subject to the approval of Central Government (power delegated to Regional Director) and/ or such regulatory approvals/permission/sanctions as may be necessary or required under any law for the time being in force,such shifting of Registered Office requires the Bank to alter its Memorandum of Association (MOA) and to obtain necessary approval of the Members by way of special resolution.

In view of the MCA General Circular dated May 5, 2020 regarding conduct of AGM through VC/OAVM, where it has been advised that other than ordinary business,only those items of special business which are considered to be unavoidable by the Board may be transacted. It may be noted that the Bank had already initiated the process for shifting of registered office in December 2019 when the Bank submitted an application to RBI for its No Objection in this regard. RBI granted its No Objection vide letter dated April 23, 2020.

The shifting of registered office from one state to other is a prolonged process and if the Bank choses to take up this item in the AGM scheduled in the year 2021, there would be a further delay of one more year from the receipt of the RBI's No Objection and Bank approaching the members. To avoid this time lag,it has been thought prudent to take up the same in the current year notice and seek Members approval.

In light of the above facts, the approval of the Members is sought for shifting of the Registered Office of the Bank from the State of Gujarat to the State of Maharashtra and consequently for substituting Clause II of the MOA.

A copy of the proposed amended MOA and the approval granted by RBI would be available for inspection in electronic mode.

The Board recommends the Resolution at Item No. 8 of the accompanying Notice for approval of the Members of the Bank.

None of the Directors, Key Managerial Personnel of the Bank and their relatives are concerned or interested, financially or otherwise, in the passing of this resolution except to the extent of their shareholding, if any, in the Bank.

By Order of the Board

Ranganath Athreya

Company Secretary

ACS: 7356

Mumbai, May 9, 2020

CIN: L65190GJ1994PLC021012

Website: www.icicibank.com

E-mail: investor@icicibank.com

Registered Office: ICICI Bank Tower Near Chakli Circle Old Padra Road Vadodara 390 007 Phone: 0265-6722239	Corporate Office: ICICI Bank Towers Bandra-Kurla Complex Mumbai 400 051 Phone: 022-26538900 Fax: 022-26531230

Annual Report 2019-20

NOTICE

ANNEXURE I TO ITEM NOS. 5 TO 7 OF THE NOTICE

[Pursuant to Regulation 36(3) of the Securities and Exchange Board of India (Listing Obligations and Disclosure Requirements) Regulations, 2015 and Secretarial Standard on General Meetings issued by the Institute of Company Secretaries of India]

Ms. Vishakha Mulye

Name of the Director	Ms. Vishakha Mulye
Age	51 years
Date of first appointment on the Board

The Board at its Meeting held on November 16, 2015 approved the appointment of Ms. Vishakha Mulye as a Wholetime Director (designated as Executive Director) for a period of five years,subject to approval of RBI and Members.

RBI and Members have approved the said appointment for five years effective January 19, 2016.

Qualification	B.Com., C.A.
Brief resume including experience

Ms. Vishakha Mulye is an Executive Director on the Board of ICICI Bank since January 2016. She heads the Domestic and International Wholesale Banking,Markets and Commercial Banking businesses at the Bank.

Ms. Mulye has been with the ICICI Group sinee 1993. In her career,she has handled several responsibilities in the areas of strategy, treasury & markets, proprietary equity investing and management of long-term equity investments, structured finance, management of special assets and corporate & project finance.

Ms. Mulye led the team that planned and executed the merger of ICICI and ICICI Bank in 2002. From 2002 to 2005, she was responsible for the Bank's structured finance and global markets businesses, and its financial institutions' relationships. In 2005, she took over as the Group Chief Financial Officer. In 2007, was elevated to the Board of ICICI Lombard General Insurance Company and in 2009, she assumed leadership of ICICI Venture Funds Management Company as its MD & CEO. Currently, apart from ICICI Bank, Ms. Mulye is also on the board of ICICI Lombard General Insurance and chairs the board of ICICI Bank Canada.

Expertise in specific functional areas	Banking and Finance
Other Directorships (as on March 31,2020)	1. ICICI Lombard General Insurance Company Limited 2. ICICI Bank Canada
Chairmanship/Membership of Committees in Companies in which position of Director is held (as on March 31,2020)

ICICI Bank Limited

1.      Committee of Executive Directors

2.      Committee for Identification of Wilful Defaulters/Non Co-operative Borrowers

3.      Asset Liability Management Committee

4.      Committee of Senior Management

5.      Credit Committee

ICICI Lombard General Insurance Company limited

1.      Board Nomination and Remuneration Committee

2.      Strategy Committee

ICICI Bank Canada

1.      Board Governance & Remuneration Committee

Annual Report 2019-20

NOTICE

Relationship with other Directors,Managers and other Key Managerial Personnel of the Company	None
No. of equity shares held in the Company (as on March 31, 2020)	1,066,112 equity shares including 1,375 equity shares as joint holder
No. of board meetings attended during the year	8/8
Terms and conditions of appointment or re-appointment including remuneration

Whole-time Director liable to retire by rotation. Terms of remuneration was as approved by RBI and Members from time to time.

The details of remuneration last drawn within the terms as approved by RBI and Members is as below:

Basic Salary - 2,038,920 per month

Supplementary Allowance - 1,448,397 per month

Mr. Girish Chandra Chaturvedi

Name of the Director	Mr. Girish Chandra Chaturvedi
Age	67 years
Date of first appointment on the Board

The Board at its Meeting held on June 29,2018 approved the appointment of Mr. Girish Chaturvedi as Additional Independent Director of the Bank for three years with effect from July 1, 2018 to June 30, 2021 subject to the approval of Members. Members approved the appointment of Mr. Chaturvedi as Independent Director for a period of three years with effect from July 1, 2018 to June 30, 2021.

The Board at the Meeting held on June 29, 2018 also approved the appointment of Mr. Chaturvedi as Non-Executive (part-time) Chairman with effect from July 1,2018 or the date of RBI approvaI whichever is later till June 30, 2021.

RBI and Members approved the appointment of Mr. Chaturvedi as Non-Executive (part-time) Chairman effective July 17, 2018 till June 30, 2021.

Qualification	M.Sc. (Social Policy and Planning in Developing Countries), London School of Economics, University of London, United Kingdom; M.Sc. (Physics), University of Allahabad
Brief resume including experience

Mr. Girish Chandra Chaturvedi, lAS retired in January 2013 as the Secretary of Ministry of Petroleum and Natural Gas. Mr. Chaturvedi was an lAS Officer, Uttar Pradesh ( 1977 Batch). Prior to his retirement from Indian Administrative Services, Mr. Chaturvedi served Government of India at various levels across a number of sectors, including Banking, Insurance, Pension, Health, Family Welfare and Petroleum and Natural Gas.

During his tenure, Mr. Chaturvedi held key positions of Secretary, Ministry of Petroleum and Natural Gas, Special Director General (Finance & Accounts), Organizing Committee Commonwealth Games, Ministry of Youth Affairs and Sports, Additional/Joint Secretary, Department of Financial Services, Ministry of Finance and Additional Secretary & Mission Director, National Rural Health Mission, Ministry of Health & Family Welfare during his tenure.

Annual Report 2019-20

NOTICE

Mr. Chaturvedi had also served in the State Government of Uttar Pradesh in various capacities at important positions, including, Secretary to Chief Minister, Secretary, Family Welfare, Additional CEO (Greater NOIDA Industrial Development Authority), Trade Tax Commissioner, Managing Director, UP State Spinning Company and District Magistrate/Collector at Muzaffarnagar, Saharanpur and Meerut.

Mr. Chaturvedi had served as Chairman of Pension Fund Regulatory & Development Authority, Petronet LNG Ltd, Indian Strategic Petroleum Reserves Ltd and Oil Industries Development Board. He had also served as Director (Government Nominee) on the Boards of Canara Bank, Bank of Baroda, lDBI Bank Ltd,IDFC Ltd, GIC Re of India, New India Assurance Co. Ltd, United India Insurance Co. Ltd, Agriculture Insurance Co. of India, Institute of Banking Personnel Selection and National Insurance Academy.

After his retirement from the regular service, Mr. Chaturvedi was appointed by the Government of India as the Member and then the Chairman of Warehousing Development and Regulatory Authority of India till January 2018.

Expertise in specific functional areas	Banking,Economics,Business Management and Agriculture Sector
Other Directorships (as on March 31, 2020)	1. Infrastructure Leasing and Financial Services Limited 2. IL&FS Energy Development Company Limited 3. National Stock Exchange of India Limited
Chairmanship/Membership of Committees in Companies in which position of Director is held (as on March 31, 2020)

ICICI Bank Limited

Risk Committee,Chairman

Board Governance,Remuneration & Nomination Committee

Review Committee for identification of wilful defaulters/non co-operative borrowers

Infrastructure Leasing and Financial Services Limited
Nomination and Remuneration Committee-Chairman
Stakeholders Relationship Committee-Chairman

lL&FS Energy Development Company Limited

Audit Committee - Chairman

Nomination and Remuneration Committee

National Stock Exchange of India Limited

Member and Core Settlement Guarantee Fund Committee - Chairman
Risk Management Committee - Chairman

Trading Member Advisory Committee - Chairman

Regulatory Oversight Committee - Chairman

Public Interest Director Committee - Chairman

Independent Director Committee - Chairman

Stakeholders Relationship Committee

Nomination and Remuneration Committee

Relationship with other Directors, Managers and other Key Managerial Personnel of the Company	None

Annual Report 2019-20

NOTICE

No. of equity shares held in the Company (as on March 31,2020)	Nil
No. of board meetings attended during the year	8/8
Terms and conditions of appointment or re-appointment including remuneration

Appointed as an Independent Director for a term of three years with effect from July 1, 2018 to June 30, 2021. Appointed as a Non-Executive (part-time) Chairman effective July 17, 2018 till June 30, 2021.

As an Independent director,he is entitled to sitting fee for attending each Meeting of the Committee/Board as approved by the Board from time to time. As a Non-Executive (part-time) Chairman, he is entitled to a remuneration as approved by Members and RBI.

He is also entitled to maintenance of a Chairman's office at the Bank's expense,free use of Bank's car for official purposes, bearing of expenses by the Bank for travel on official visits and participation in various forums (both in India and abroad) as Chairman of the Bank and bearing of travel/halting/other expenses & allowances by the Bank for attending to his duties as Chairman of the Bank.

During FY2020, he was paid ₹ 1,600,000 as sitting fees and ₹ 3,500,000 as gross remuneration.

By Order of the Board

Ranganath Athreya

Company Secretary

ACS: 7356

Mumbai,May 9, 2020

CIN: L65190GJ1994PLC021012

Website: www.icicibank.com

E-mail: investor@icicibank.com

Registered Office: ICICI Bank Tower Near Chakli Circle Old Padra Road Vadodara 390 007 Phone: 0265-6722239	Corporate Office: ICICI Bank Towers Bandra-Kurla Complex Mumbai 400 051 Phone: 022-26538900 Fax: 022-26531230

Item 2

ICICI Bank Limited

CIN: L65190GJ1994PLC021012

Registered Office: ICICI Bank Tower, Near Chakli Circle, Old Padra Road, Vadodara 390 007, Gujarat, Phone: 0265-6722239

Corporate Office: ICICI Bank Towers, Bandra-Kurla Complex, Mumbai 400 051, Maharashtra, Phone: 022-26538900, Fax: 022-26531230

Website: www.icicibank.com, E-mail: investor@icicibank.com

Notice to American Depositary Shares (“ADS”) Holders

Notice to ADS Holders

The attached is being provided by ICICI Bank Limited (the “Bank”) FOR INFORMATIONAL PURPOSES ONLY and is not to be construed, and does not purport to be, an offer to sell or solicitation of an offer to buy any securities.

Deutsche Bank Trust Company Americas, the Depositary (the “Depositary”), has not reviewed the enclosed, and expressly disclaims any responsibility for, and does not make any recommendation with respect to, the Bank or the matters and/or transactions described or referred to in the enclosed documentation. Furthermore, neither the Depositary nor any of its officers, employees, directors, agents or affiliates controls, is responsible for, endorses, adopts, or guarantees the accuracy or completeness of any information provided at the Bank's request or otherwise made available by the Bank and none of them are liable or responsible for any information contained therein.

Registered Holders have no voting rights with respect to the Shares or other Deposited Securities represented by their American Depositary Shares. The instructions of Registered Holders shall not be obtained with respect to the voting rights attached to the Shares or other Deposited Securities represented by their respective ADSs. In accordance with the Governmental Approval, the Depositary is required, at the direction of the Board of Directors of the Bank (the “Board”), to vote as directed by the Board.

The matters referred to in the attached are being made with respect to the securities of an Indian company. The proposed action is subject to the disclosure requirements of India, which are different from those of the United States.

It may be difficult for you to enforce your rights and any claim you may have arising under the U.S. federal securities laws, since the issuer is located in India, and some or all of its officers and directors may be residents of India. You may not be able to sue an Indian company or its officers or directors in an Indian court for violations of the U.S. securities laws. It may be difficult to compel an Indian company and its affiliates to subject themselves to a U.S. court's judgment.

Capitalized terms used in this notice but not defined herein shall have the meanings ascribed to them in the Deposit Agreement, dated as of March 31, 2000 (as amended) between the Bank, the Depositary and all Registered Holders and Beneficial Owners from time to time of Receipts issued thereunder.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.

For ICICI Bank Limited

Date:	July 18, 2020	By:	/s/ Vivek Ranjan
			Name:	Vivek Ranjan
			Title:	Chief Manager